May 3, 1991




Stratus Fund, Inc.
Attn:  Board of Directors

Gentlemen:

         Previously I subscribed for shares of the Money Market Portfolio to be offered by the Stratus Fund, Inc. Please disregard all prior subscriptions and regard this as my subscription for shares of the Stratus Fund, Inc.'s Growth/Income Portfolio and Intermediate Government Bond Portfolio. I hereby subscribe for 5,000 shares each of the Growth/Income Portfolio and Intermediate Government Bond Portfolio at a price of $10.00 per share and shall pay such purchase price upon your demand. I shall hold all such shares purchased for investment purposes only and shall only redeem such shares at such time as the Fund has received payment for at least, in the aggregate, $100,000 of subscriptions for shares in any or all of the Fund's portfolios in a public offering.

Very truly yours,


THOMAS D. HAYES